Statement of Financial Condition

Investec Securities (US) LLC
Year Ended March 31, 2022
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-67162)

Investec Securities (US) LLC

Statement of Financial Condition

Year Ended March 31, 2022

Contents

Facing page and oath or affirmation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Investec Securities (US) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 East 53rd Street, 22nd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Narov	212 259 5617	steve.narov@investec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Narov _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Investec Securities (US) LLC _____, as of _____June 14_____2022_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: S. Narov

Title: Chief Financial Officer

V. Nechaevsky 06/15/2022
Notary Public

VLADA NECHAEVSKY
Notary Public - State of New Jersey
My Commission Expires Mar 1, 2024

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Report of Independent Registered Public Accounting Firm



Ernst & Young LLP   Tel: +1 212 773 3000
1 Manhattan West   ey.com
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Investec Securities (US) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC, (the Company) as of March 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2007.

June 14, 2022

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2022

Assets

Cash and cash equivalents	$ 6,919,685
Due from Affiliates	92,654
Other assets	61,407
Total assets	$ 7,073,746

Liabilities and member's equity

Liabilities:

Accrued Expenses	$ 297,015
Due to Holdings	199,022
Unearned revenue	19,825
Total liabilities	515,862
Member's equity	6,557,884
Total liabilities and member's equity	$ 7,073,746

The accompanying notes are an integral part of the financial statements.

Investec Securities (US) LLC

Notes to Financial Statements

March 31, 2022

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company") is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), the ultimate parent of which is Investec plc, a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes affiliate research and serves as an intermediary on behalf of overseas affiliates (the "Overseas Affiliates") in accordance with SEA Rule 15a-6. Under this rule, the Company intermediates foreign equity transactions, as well as it acts as a placement agent for foreign securities offerings in the United States; for all such transactions and offerings, the executing broker is one of the Overseas Affiliates. The Company operates in a single business segment, the institutional securities business.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less. The Company had no cash equivalents at March 31, 2022.

Commitments and Contingencies

The Company has not made any commitments, and it is not aware of any contingencies, that would require disclosure in the Notes to Financial Statements.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes; its income and deductions are included with those of the Holdings. The Company's operating results are included in the federal, state and local income tax returns filed by Holdings.

Accounting Developments

Adopted

ASU 2019-12

In December 2019, FASB released Accounting Standards Update ("ASU") 2019-12, "Simplifying the Accounting for Income Taxes," which simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. The Company adopted this standard on April 1, 2021. The adoption of this standard did not have a material impact on the Company's financial statements.

ASU 2020-10

In October 2020, the FASB issued ASU 2020-10, Codification Improvements. The standard amends the Codification by moving existing disclosure requirements to (or adding appropriate references in) the relevant disclosure sections. The ASU also clarifies various provisions of the Codification by amending and adding new headings, cross-referencing, and refining or correcting terminology. The Company adopted this standard on its required effective date of April 1, 2021. The adoption of this standard did not have a material impact on the Company's financial statements.

3. Credit Risk

The Company maintains its Cash and cash equivalents in bank accounts. Balances in such accounts, at times, may exceed federally insured limits. The Company's customers and counterparties are in the financial services industry. Changes in the industry's regulatory framework relevant to the Company, and to its business environment, could have a material effect on the Company and its operations.

4. Related-Party Transactions

The Company shares office space, equipment and other related support with Holdings. Under an administrative services agreement (the "ASA") with Holdings, certain overhead and operating expenses, including employee salaries and related costs, insurance and other expenses are allocated to the Company based on formulae applied to these expenses. In addition, Holdings is the Company's payment agent for essentially all of the Company's vendor invoices.

Receivable or payable balances are settled between the Company and Holdings throughout the year on at least a quarterly basis. At March 31, 2022, the Company owed Holdings, net, $199,022 related to the items described above.

Pursuant to service agreements, the Company charges certain Overseas Affiliates for services rendered, including operating as an intermediary broker-dealer for the Overseas Affiliates pursuant

4. Related-Party Transactions (continued)

to SEC Rule 15a-6. Receivable or payable balances are settled between the Company and the Overseas Affiliates throughout the year on at least a quarterly basis. At March 31, 2022, the Overseas Affiliates owed the Company $92,654 related to the items described above and was included in Due from Affiliates. The Overseas Affiliates have settled $92,654 subsequent to 3/31/2022 and prior to May 20, 2022.

5. Income Taxes

The Company's operating results are included in the federal and state income tax returns filed by Holdings. Holdings' federal and state and local returns are subject to examinations by the respective tax authorities for years 2019 through 2021.

6. Regulatory Requirements

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of minimum net capital. The Company utilizes the alternative method available under the Rule and is required to have net capital equal to the greater of $250,000 or 2 percent of its customer-related receivables from the reserve calculation of Rule 15c3-3. Since the Company claims an exemption from Rule 15c3-3, its minimum net capital is $250,000.

At March 31, 2022, the Company had net capital of $6,403,823 which was $6,153,823 in excess of the required minimum net capital.

Various regulations may limit advances, dividends, and capital withdrawals in order to maintain required minimum net capital or for other reasons.

7. Subsequent Events

The Company has evaluated all subsequent events through June 14, 2022, the date the financial statements were available to be issued.